STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Perry R. Tirrell, Law Clerk
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Lea Bailey, Legal Assistant
eFax (915) 975-8003

December 13, 2005

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources and Food
Securities and Exchange Commission
Washington, DC 20549-0405

Re:	American Dairy, Inc.
Form S-1 Registration Statement
Reg. No. 333-128075

Dear Mr. Schwall:

American Dairy, Inc. (“ADY”) faxed a letter dated September 29, 2005 to the U.S. Securities and Exchange Commission (the “Commission”) to respond to an accounting comment letter of the staff dated September 19, 2005, regarding the pending Form S-1 registration statement of ADY.

At the time of the fax, various offices of the staff and administrative support personnel of the Commission had apparently been moved or were in the process of being moved, and the letter of ADY was not received or was not deliverable. As a result, ADY is re-sending its response letter of September 29, 2005.

Please note our letterhead and our change of address and phone numbers which occurred November 21, 2005.
Respectfully submitted,

STEPHEN A. ZRENDA, JR., P.C.

/s/ Stephen A. Zrenda, Jr.

Stephen A. Zrenda, Jr.